

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2014

Via E-mail
Kwong Kwan Yin Roy
Chief Executive Officer
Great China Mania Holdings, Inc.
Rm. 1902, 19/F, Kodak House II
321 Java Road, North Point
Hong Kong

> **Re: Great China Mania Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 18, 2014**
> **File No. 333-198211**

Dear Mr. Kwong:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please include a description of your property pursuant to Item 102 of Regulation S-K.

Registration Statement Cover Page

2. We note your disclosure that the commencement of the proposed sale to the public will be "[f]rom time to time after the effective date of this registration statement as determined by the registrant." Please tell us why you believe that you are eligible to have a delayed offering. Alternatively, please clarify here and throughout that the offering will be commenced promptly and that you are making this offering on a continuous basis. Please also delete the disclosure throughout your prospectus suggesting that this is part of a shelf registration process. In this regard, we note your disclosure on page 1 that "each time [you] offer a type or series of securities under this prospectus, [you] will provide a

prospectus supplement that will contain specific information about the terms of that offering" and other similar disclosures.

Calculation of Registration Fee

3. Please disclose the provision of Rule 457 of the Securities Act that you relied upon to calculate the registration fee. The table states that the current filing fee due is $46.99, the same exact amount as was due in your previous offering, which was for fewer shares and a smaller dollar amount. Rule 457(p) states that certain amounts previously paid may be used to offset a current amount due, but this does not mean that the same amount will be due.

4. Your disclosure in footnote (1) of your registration fee table that refers to "the selling stockholders" seems to contradict your disclosure on your prospectus cover page that you are selling 5,714,285 shares of common stock in a primary offering. Please revise for consistency.

Prospectus Summary, page 2

5. We note your reference in the introductory paragraph to this section to "other information incorporated by reference from our other filings with the SEC" and "the documents incorporated by reference." Please explain to us how you satisfy the conditions in General Instruction VII of Form S-1 given that you are a penny stock issuer. Alternatively, please revise the registration statement to eliminate all references to incorporation by reference and ensure that you are providing all required disclosure in each section of this prospectus.

Risk Factors, page 4

6. Please refer to the first paragraph. Please remove references to risk factors contained in other filings you have made or will make. If you are not eligible to incorporate by reference then all material risks should be discussed in this section.

7. We note references to modeling, advertising, and technology operations throughout the Risk Factors section, but we do not see discussions about these aspects of your business in the Description of Business section. Please revise your Description of Business to adequately discuss these aspects of your business or revise your Risk Factors section if such matters are not material to your business.

8. Please consider combining the following risk factors which currently appear repetitive:

    - the last complete risk factor on page 9 and the last risk factor on page 9 that continues on page 10 with the last risk factor on page 12 and

- the first complete risk factor on page 10 with the second to last risk factor on page 11.

9. In the third full risk factor on page 8 please revise to briefly explain the "tax benefits currently available" to you in Hong Kong.

10. Please add a risk factor that addresses risks associated with the enforcement of civil liabilities, as the directors and executive officers named in the prospectus reside outside of the United States, your assets are located outside of the United States and a majority of your revenues are derived from sources outside of the United States. Alternatively, please explain why such a risk factor is not necessary.

11. Please add a risk factor addressing the risks associated with your executive officers and directors owning 78.18% of your shares of common stock or tell us why this is not necessary.

Risks Associated with the Business Operation Units, page 4

Third parties may claim that we are infringing their intellectual property, page 6

12. Please disclose here whether you are currently required to indemnify licensees and customers if they become subject to third-party claims relating to the intellectual property that they license from you or that you otherwise provide to them.

We may not be able to adequately protect our media rights, page 6

13. Please describe what intellectual property rights, if any, you currently have.

Our auditors have issued a going concern regarding our business, page 7

14. We note your disclosure that you may need additional cash resources to operate during the upcoming 12 months. Please disclose here the amount of cash you have on hand as of the most recent practicable date, the month you will run out of funds if you are unable to obtain more capital, and the amount of additional cash resources you will need.

15. We note your disclosure that you intend to attempt to acquire additional operating capital through private equity or debt offerings. Please tell us whether you plan to conduct such private offerings concurrently with this public offering.

Use of Proceeds, page 13

16. Please quantify the anticipated uses of the proceeds, or explain to us why you are unable to do so.

17. We note your disclosure that you intend to use the proceeds from this offering for future acquisitions. Please disclose whether you currently have any understandings or agreements with any companies related to future acquisitions and provide all disclosure required by Item 504(a)(6) of Regulation S-K. In this regard, we note that on May 21, 2014 you entered a letter of intent with Concept X Limited for the proposed acquisition of 100% equity interest in Concept X. We also note media reports that on September 2, 2014 you signed a definitive acquisition agreement with Concept X Limited. If you have signed such agreement, please file the agreement as an exhibit to your registration statement and describe the material terms of the agreement in an appropriate section of your prospectus. If you have not signed the definitive acquisition agreement, please describe the material terms of the letter of intent and file the letter as an exhibit to your registration statement.

Dilution, page 13

18. Please provide disclosure regarding dilution pursuant to Item 506 of Regulation S-K or tell us why this is not necessary.

Plan of Distribution, page 13

19. We note your disclosure on page 13 that your officers and directors are underwriters within the meaning of the Securities Act. Please disclose any compensation or commissions your officers and directors will be earn for each security sold and in total.

Description of Business, page 15

Products and Services, page 16

20. Please revise to include a discussion of the business of 3A Pictures Limited.

GMEH, page 16

21. Please briefly describe the material terms of the agreements you have with the artists you represent. In this regard, we note that some of the artists you represent have participated in movies, TV series, promotional events, advertisements, merchandising, and movie and record productions. Please clarify your role in such participation, including how you earn revenue from such participation.

Promotional Events, page 17

22. Please disclose the year each of these events occurred.

GMED, page 17

Movie Production, page 17

23. Please clarify what you mean by your disclosure on page 17 that "GMED has created the ability to produce movies under contract."

Movie Distribution, page 17

24. Please briefly describe the material terms of your movie distribution contracts so that investors understand how you earn revenue.

25. Please briefly describe the "various movie projects" targeting Chinese-speaking markets that GMEC has participated in.

26. Please revise to explain what you mean by the "success" of the Movie "Kick Ass Girls."

Movie Projects in 2013 and 2014, page 17

27. Please disclose the revenue you have received to date in connection with each of these two films.

Target Customers, page 18

28. Please revise the discussion of institutional clients to explain what services you provide to these clients.

Industry and Market Environment, page 18

Movies, page 18

29. Please disclose the year that Hong Kong recorded such box office earnings.

Competitive Advantages, page 19

30. Please substantiate to us why the four listed items in the second paragraph provide you with a "competitive advantage," explaining to us in your response letter why you believe that none of your main competitors have the qualities you list on page 19.

31. Please name the entertainment company that your CEO and management team worked for in Hong Kong, and please revise to state by what measure it is "the largest entertainment company in Hong Kong."

32. Please describe the "excellent relationship" that your management team has with TV channels, print media, electronic media operations and theater network operators. Similarly, please describe the relationships your management team has with the two theater chain operators in Hong Kong.

Directors and Executive Officers, page 20

Mr. Wong Kwan Yin Roy, page 20

33. We note your disclosure that Mr. Kwong was appointed as CEO and CFO and chairman of the board on January 14, 2013. Please disclose the positions he held prior to January 14, 2013. In this regard, we note that your executive compensation table on page 29 indicates that he worked for your company in 2012.

Mr. Wong Wing Fung Charlie, page 20

34. Please disclose whether Mr. Wong continues to work for or own companies in your industry. In this regard, we note your disclosure that he was the founder of Lion Rock Pictures, Limited, Pineapple Limited, Pineapple Animation Limited and C&M Film Workshop Limited. If he does work for or own companies in your industries, please discuss the conflict of interest that may arise from such employment or ownership here and in your risk factor section or tell us why this is not necessary.

Security Ownership of Certain Beneficial Owners and Management, page 29

35. Please revise the table to add a column disclosing the ownership percentages assuming that all of the shares in the offering are sold.

36. Please disclose the number of shares of common stock that Yum Ka Yan beneficially owns in the beneficial ownership table on page 29.

37. Your disclosure in your beneficial ownership table that Mr. Wong Wing Fung Charlie owns 10,000,000 shares of your common stock seems to contradict your disclosure on page F-30 that he received 20,000,000 shares of restricted stock on January 14, 2014 and, as a result, owned "78.06% of the issued and outstanding shares of the Company's common stock . . . on the date of this filing." Please reconcile these disclosures.

Executive Compensation, page 29

38. Please revise your compensation table to explain how you are able to include compensation for fiscal year 2014 given that the year is not yet complete. Also disclose the compensation information for each of your officers in 2013 even if you no longer

employ the officer. In this regard, we note your disclosure on page F-20 that Mr. Yau
Wai Hung resigned as CEO and director on April 30, 2013.

Jumpstart Our Business Startups Act, page 30

39. Please tell us why you believe that you qualify as an emerging growth company. In this
regard, we note that it appears that you had a registration statement on Form SB-2
declared effective on April 24, 2007.

Internal Control Over Financial Reporting, page 33

40. Please include a risk factor that addresses the risks associated with ineffective internal
control over financial reporting.

Signatures, page II-4

41. Please include the signatures with your next amendment. In addition, please have your
principal accounting officer or controller and the majority of your directors sign the
second half of the signature block, indicating their capacities as such.

Exhibit Index, page II-4

42. Please provide a currently dated consent from your independent public accountant in your
next amendment, filed as Exhibit 23.1.

43. Please file a copy of the subscription agreement as an exhibit to the registration
statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

Kwong Kwan Yin Roy
Great China Mania Holdings, Inc.
September 12, 2014
Page 8

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: Via E-mail
        Diane J. Harrison
        Harrison Law, P.A.